
May 7, 2020

Steven M. Fruchtman, M.D.
Chief Executive Officer
Onconova Therapeutics, Inc.
375 Pheasant Run
Newtown, PA 18940

> **Re: Onconova Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 24, 2020**
> **File No. 333-237844**

Dear Dr. Fruchtman:

We have limited our review of your registration statement to those issues we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3 filed on April 24, 2020

General

1. We note Onconova's representation in correspondence to the staff dated November 12, 2019 at page 3 that the company would "add the following risk factor disclosure describing the Company's forum selection provision and its intent in the Company's future Annual Reports on Form 10-K and in future registration statements," but are unable to determine where you have done so in either your Form 10-K for the fiscal year ended December 31, 2019, or in the instant registration statement on Form S-3. Please advise or revise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Paul Fischer, Staff Attorney, at 202-551-3415 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joanne Soslow, Esq.